TSX-V:  RRE.V

NOTICE OF CHANGE OF AUDITOR

TO:

The British Columbia Securities Commission

Alberta Securities Commission

AND TO:

ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

To:

Dale Matheson Carr-Hilton Labonte LLP "DMCL" Chartered Accountants

And To:

ACAL Group, Chartered Accountants

Reg   Technologies   Inc..   ("the   Company")   hereby   give   notice   pursuant   to   National

Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") as follows:

TAKE NOTICE THAT:

1.   The  Company  has  requested  that,  DMCL  Chartered  Accountants,  resign as  auditors  of  the  Company  effective  May  25,  2010  and  ACAL  Group,

Chartered  Accountants  was  appointed  as  auditors  of  the  Company  on

May 25, 2010.

2.   Both    the    resignation    of    DMCL    Chartered    Accountants    and    the

appointment of ACAL Group, Chartered Accountants were considered and

approved   by   the   Board   of   Directors   and   the   Audit   Committee   of   the

Company;

3.   The  Company  reports  that  during  the  period  of  engagement  of  DMCL  that there  were  no  reservations  in  the  reports  of  DMCL  for  the  fiscal  year ending April 30, 2009 reported on by DMCL; and

4.   There  have  been  no  reportable  events  (as  defined  in  7(e)  of  the  National

Instrument    51-102)    between    the    Company    and    DMCL,    Chartered

Accountants.

DATED at Vancouver, British Columbia this 25th day of May, 2010.

By Order of the Board of Directors

“John Robertson”

____________________________________

John Robertson

President